UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

WEGENER CORP

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

948595104

(CUSIP Number)

Footprints Asset Management & Research, Inc.

Stephen J. Lococo

11422 Miracle Hills Drive

Suite 208

Omaha, NE 68154

402-445-9333

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

12-31-2012

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 948595104	Page 2 of 4

1	NAMES OF REPORTING PERSONS: Footprints Asset Management & Research, Inc. 86-1070985
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐ N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION: NEBRASKA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 756,566
	8	SHARED VOTING POWER:
	9	SOLE DISPOSITIVE POWER: 756,566
	10	SHARED DISPOSITIVE POWER:
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 756,566
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 5.75%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IA

SCHEDULE 13D

CUSIP No. 948595104		Page 3 of 4

Item 1. Security and Issuer.

This statement relates to shares of the common stock, $.01 par value per share (the “Shares”), of Wegener Corporation (the “Issuer”). The principal executive offices of the Issuer are located at 13350 Technology Circle, Duluth, Georgia 30097.

Item 2. Identity and Background.

(a) - (c)

This Statement is filed by Footprints Asset Management & Research, Inc. (“FAMR”). Investment decisions made on behalf of FAMR are made through Stephen J. Lococo, president and portfolio manager of FAMR. The principal business address of FAMR and Mr. Lococo is 11422 Miracle Hills Drive, Suite 208, Omaha, NE 68154.

(d) Mr. Lococo has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Mr. Lococo has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) FAMR is a Nebraska Corporation and Mr. Lococo is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

Shares were sold out of separately managed account.

Item 4. Purpose of Transaction.

FAMR’s position in Wegener Corporation dropped more than 1% due to transitioning clients out of individual equity positions into a mutual fund managed by firm.

Item 5. Interest in Securities of the Issuer.

FAMR’s interest in Wegener Corp. decreased to 5.75%.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

N/A

Item 7. Materials to be Filed as Exhibits

N/A

SCHEDULE 13D

CUSIP No. 948595104		Page 4 of 4

Signatures

After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

Date:	01-04-2017	Signature:	/s/ Steve Lococo

		Name:	Steve Lococo

		Title:	President